UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed July 15, 2025
File No. 333-284180

Dear Eric Gripentrog:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2025, letter.

Amendment No. 8 to Registration Statement on Form S-1

General

1. Please tell us whether all of the shares of common stock registered for resale in this registration statement were issued and outstanding prior to May 30, 2025, the date you filed the amended registration statement disclosing your intention to register the resale of common stock underlying preferred stock issued in a private placement contemporaneously with a direct listing. If any of the shares to be registered for resale were not outstanding at that time, please remove them from the registration statement or tell us why you believe it is appropriate to include them at this time. Refer to Securities Act Sections Compliance & Disclosure Interpretations 134.01, 139.27 and 139.11.
2. To the extent you continue to include the common stock underlying the private

placement preferred stock in this registration statement, please tell us what exemption from registration you are relying on with respect to that issuance and provide your analysis as to why that private placement should not be integrated with the registered resale offering. Refer to Securities Act Rule 152.

3. Please confirm that Joseph Gunnar & Co., LLC. will not serve as the company's valuation agent for purposes of the Nasdaq direct listing rules.

Cover Page

4. We note your statement that "all shares of our common stock underlying such convertible preferred stock are being registered by means of this registration statement". In your response letter, please advise us of the number of shares of common stock that will be registered. Please also tell us the relationship of each of the six private placement investors to the company and whether any are in the business of underwriting securities.

5. Please revise your cover page and elsewhere to disclose the per share price investors in the private placement will pay for each share of preferred stock.

Plan of Distribution, page 126

6. We note your response to prior comment 2 and reissue the comment in part. Please revise your disclosure on page 128 to disclose that purchasers of the preferred stock will not be subject to any lock-up arrangements with respect to the preferred stock or underlying common stock.

7. We note your response to prior comment 10 and reissue the comment in part. Please revise to quantify the number of Placement Warrants that will be issued to the Placement Agent and clarify how the number of common stock underlying each warrant will be determined at the time of exercise. In this regard, we note your response to prior comment 2 stating that "[s]ince the number of shares of common stock which may be issued is dependent upon the trading price of the common stock, the actual number of shares of common stock to be so issued cannot be calculated at this time."

Notes to the Consolidated Financial Statements
4. Summary of Significant Accounting Policies
Segment Reporting, page F-15

8. We note your response to prior comment 13 and your revised disclosure. However, we are unable to locate the single reportable segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07. Please revise your filing to provide the required disclosures including your measure of segment profit/loss, significant segment expense categories, and other requirements that may be applicable to your single reportable segment.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Barry P. Biggar, Esq.